

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Steve Filton
Executive Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Rd.
King of Prussia, PA 19406

      Re: Universal Health Services, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2021
             Filed February 24, 2022
             File No. 001-10765

Dear Steve Filton:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services